UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: OCTOBER 25, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated October 24, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  October 25, 2007

Exhibit I

PRESS RELEASE

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES THIRD QUARTER 2007 EARNINGS RELEASE AND CONFERENCE CALL

Athens, Greece– October 24, 2007 – Capital Product Partners L.P. (NASDAQ: CPLP) today announced that it will release financial results for the third quarter ended September 30, 2007 on Wednesday, October 31, 2007, before the NASDAQ market open.  Following the release of its results, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Wednesday, October 31, 2007 at 10:00 am Eastern Time (U.S.).

The public is invited to listen to the conference call by dialing 1-888-935-4577 (U.S. and Canada), or +1 718-354-1388 (international); reference number 7517400.  Participants should dial in 10 minutes prior to the start of the call.  The slide presentation accompanying the conference call will be available on the Partnership’s website at www.capitalpplp.com.  An audio webcast of the call will also be accessible on the website.  The relevant links will be found in the Investor Relations section of the website.

A replay of the call will be available from Wednesday, October 31, 2007 through midnight Eastern Time on Thursday, November 15, 2007.  The replay can be accessed by calling 1-866-883-4489 (U.S. and Canada) or +1 718-354-1112 (international).  The access code for the replay is 7517400.  A replay of the webcast can also be accessed from the company’s website and will be available for 30 days following the call.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 13 product tankers, including 12 Ice Class 1A medium-range tankers, and has an agreement to purchase three additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

CPLP-F

Contacts:

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com